Exhibit 99.1

January 9, 2023

To:	PARTICIPANTS IN THE PARK AEROSPACE STOK OPTION PLAN

From:	Mark Esquivel

Re:	Insider Trading

We, as a public company, are ultimately responsible for establishing and implementing a corporate policy to prevent insider trading on behalf of our employees. If one of our employees engages in insider trading, it is Park’s problem, i.e., our problem, not just the employee’s problem. I believe you are all already aware of high level attention that the Securities and Exchange Commission and other agencies have focused on insider trading. I am simply writing to confirm and reinforce our long-standing insider trading policy.

Our insider trading policy, which applies to our common stock, is as follows:

1.

No trades (i.e., purchases or sales of Park's common stock or of publicly traded options to purchase or sell Park's common stock) are permitted during the periods which begin fifteen days prior to the end of each fiscal period and end one trading day after the public announcement of the earnings for that period. For example, our fourth quarter ended on February 28, 2021 and we publicly released the earnings for the fourth quarter on May 13, 2021. Under our policy, no trades were permitted during the period beginning on February 13, 2021 (fifteen days prior to the end of the first quarter) and ending on May 14, 2021 (one day after the earnings for the quarter were announced). Exceptions may be made on a case by case basis only with specific advance permission from Brian Shore or me, and only under circumstances that are somewhat extenuating. For instance, an exception may be granted if an employee wants to sell stock during the blackout period described above, if we expect to release earnings that are better than those expected by the securities markets. This restriction does not apply to periodic purchases of Park's common stock in the Employee Stock Purchase Plan (the "ESPP") but does apply to sales of Park's common stock in the ESPP.

2.

All trades, even those which are not proposed to be made during the blackout period described in paragraph 1 above (including sales but not periodic purchases in the ESPP), must be cleared in advance by Brian Shore or me. The reason for this additional requirement is that there may exist a special situation which we intend to publicly announce in the near future but which you are not yet aware of. Trades in advance of that announcement must be avoided in order to avoid the appearance of wrongdoing. Therefore, all trades must be cleared in advance by Brian Shore or me, regardless as to whether they are proposed to take place during the blackout period or at another time.

3.

The restrictions discussed in paragraphs 1 and 2 above apply to all officers and directors of Park and its subsidiaries, all business unit managers and controllers, all participants in the Park Aerospace Stock Option Plan and any other Park or subsidiary employee, regardless of his or her formal position or title, who is in a position to learn of significant developments in the company or is aware or knowledgeable of the financial position and performance of Park or its significant subsidiaries. (In addition, these restrictions apply to your spouse and any other family member who lives in your home!) Unfortunately, it is not clearly defined as to which employees are subject to the insider trading laws. Therefore, when in any doubt, call me first!

There are a few things that we need to keep in mind relating to insider trading:

A.	There is no "de minimus" exception with respect to insider trading. The insider trading rules can be violated by trading one share of stock.

B.

Insider trading has nothing to do with Rule 144 or whether or not the stock being sold is "restricted" or contains a restrictive legend. An employee can sell stock in complete compliance with Rule 144 and still be in clear violation of the inside trading rules.

C.

Insider trading has nothing to do with Section 16(a) of the Securities Exchange Act, which requires officers and directors and large shareholders to file Forms 3, 4 and 5 when they make trades. Insider trading also has nothing to do with Section 16(b) of the Securities Exchange Act, which prevents officers and directors and large shareholders from buying and selling stock within a given six month period. An employee can buy and sell stock in full compliance with the Section 16(a) and 16(b) rules and still be in violation of the insider trading laws.

D.

The insider trading laws also prohibit all persons covered by our insider trading policy from providing "tips" to their friends, neighbors, family members or anyone else as to significant developments in the company or the financial performance of the company or its significant subsidiaries before these developments or information have been publicly announced.

Unfortunately, the insider trading laws are somewhat vague and less than perfectly clear. Nevertheless, we still have the absolute responsibility to prevent insider trading in our company. Therefore, we all must play it safe and ask before we trade.

If you have any questions regarding Park's insider trading rules generally, please call me directly to discuss your questions.